File No.  33-62291
                                                              CIK #896981
                   Securities and Exchange Commission
                      Washington, D.C.  20549-1004

                             Amendment No. 1
                                   to
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.    Exact  Name  of  Trust:      Van  Kampen  American  Capital  Equity
Opportunity Trust, Series 18

B.   Name of Depositor:  Van Kampen American Capital Distributors, Inc.

C.   Complete address of Depositor's principal executive offices:

                                   One Parkview Plaza
                                   Oakbrook Terrace, Illinois  60181

D.   Name and complete address of agents for service:

     Chapman and Cutler        Van Kampen American Capital Distributors, Inc.
     Attn:  Mark J. Kneedy     Attn:  Don G. Powell, Chairman
     111 West Monroe Street    One Parkview Plaza
     Chicago, Illinois  60603  Oakbrook Terrace, Illinois  60181


E.   Title  and  amount  of securities being registered:   An  indefinite
     number of Units of proportionate interest pursuant to Rule 24f-2 under the Investment Company Act of 1940

F. Proposed maximum offering price to the public of the securities being registered: Indefinite

G.   Amount of registration fee:  $500 (previously paid)

H.   Approximate date of proposed sale to the public:


         As Soon As Practicable After the Effective Date of the
                         Registration Statement

/ X / Check box if it is proposed that this filing will become effective on September 19, 1995 at 2:00 P.M. pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.


Form N-8B-2                                     Form S-6
Item Number                              Heading in Prospectus

          Van Kampen American Capital Equity Opportunity Trust
                                Series 18

                          Cross Reference Sheet

                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933
               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

Form N-8B-2                                     Form S-6
Item Number                              Heading in Prospectus

                I.  Organization and General Information

 1. (a)  Name of trust              )   Prospectus Front Cover Page

    (b)  Title of securities issued )   Prospectus Front Cover Page

 2. Name and address of Depositor   )   Summary of Essential Financial
                                    )     Information
                                    )   Trust Administration

 3. Name and address of Trustee     )   Summary of Essential Financial
                                    )     Information
                                    )   Trust Administration

 4. Name and address of principal   )   *
      underwriter

 5. Organization of trust           )   The Trust

 6. Execution and termination of    )   The Trust
      Trust Indenture and Agreement )   Trust Administration

 7. Changes of Name                 )   *

 8. Fiscal year                     )   *

 9. Material Litigation             )   *
                II.  General Description of the Trust and
                         Securities of the Trust

10. General information regarding   )   The Trust
      trust's securities and        )   Tax Status
      rights of security holders    )   Public Offering
                                    )   Rights of Unitholders
                                    )   Trust Administration

11. Type of securities comprising   )   Prospectus Front Cover Page
      units                         )   The Trust
                                    )   Trust Portfolio

12. Certain information regarding   )   *
      periodic payment certificates )

13. (a)  Loan, fees, charges and expenses)  Prospectus Front Cover
Page
                                    )   Summary of Essential Financial
                                    )     Information
                                    )   Trust Portfolio
                                    )
                                    )   Trust Operating Expenses
                                    )   Public Offering
                                    )   Rights of Unitholders

    (b)  Certain information regarding  )
           periodic payment plan    )   *
           certificates             )

    (c)  Certain percentages        )   Prospectus Front Cover Page
                                    )   Summary of Essential Financial
                                    )    Information
                                    )
                                    )   Public Offering
                                    )   Rights of Unitholders

    (d)  Certain other fees, expenses or)    Trust Operating
Expenses
           charges payable by holders   )    Rights of Unitholders

    (e)  Certain profits to be received )    Public Offering
           by depositor, principal  )   *
           underwriter, trustee or any  )    Trust Portfolio
           affiliated persons       )

    (f)  Ratio of annual charges    )   *
           to income                )

14. Issuance of trust's securities  )   Rights of Unitholders

15. Receipt and handling of payments)    *
      from purchasers               )

16. Acquisition and disposition of  )   The Trust
      underlying securities         )   Rights of Unitholders
                                    )   Trust Administration

17. Withdrawal or redemption        )   Rights of Unitholders
                                    )   Trust Administration
18. (a)  Receipt and disposition    )   Prospectus Front Cover Page
           of income                )   Rights of Unitholders

    (b)  Reinvestment of distributions  )    *

    (c)  Reserves or special funds  )   Trust Operating Expenses
                                    )   Rights of Unitholders
    (d)  Schedule of distributions  )   *

19. Records, accounts and reports   )   Rights of Unitholders
                                    )   Trust Administration

20. Certain miscellaneous provisions)    Trust Administration
      of Trust Agreement            )

21. Loans to security holders       )   *

22. Limitations on liability        )   Trust Portfolio
                                    )   Trust Administration
23. Bonding arrangements            )   *

24. Other material provisions of    )   *
    Trust Indenture Agreement       )

              III.  Organization, Personnel and Affiliated
                          Persons of Depositor

25. Organization of Depositor      )    Trust Administration

26. Fees received by Depositor     )    *

27. Business of Depositor          )    Trust Administration

28. Certain information as to      )    *
      officials and affiliated     )
      persons of Depositor         )

29. Companies owning securities    )    *
      of Depositor                 )
30. Controlling persons of Depositor)    *

31. Compensation of Officers of    )    *
      Depositor                    )

32. Compensation of Directors      )    *

33. Compensation to Employees      )    *

34. Compensation to other persons  )    *

             IV.  Distribution and Redemption of Securities

35. Distribution of trust's securities)    Public Offering
      by states                    )

36. Suspension of sales of trust's )    *
      securities                   )
37. Revocation of authority to     )    *
      distribute                   )

38. (a)  Method of distribution    )
                                   )
    (b)  Underwriting agreements   )    Public Offering
                                   )
    (c)  Selling agreements        )

39. (a)  Organization of principal )    *
           underwriter             )

    (b)  N.A.S.D. membership by    )    *
           principal underwriter   )

40. Certain fees received by       )    *
      principal underwriter        )

41. (a)  Business of principal     )    Trust Administration
           underwriter             )

    (b)  Branch offices or principal)    *
           underwriter             )

    (c)  Salesmen or principal     )    *
           underwriter             )

42. Ownership of securities of     )    *
      the trust                    )

43. Certain brokerage commissions  )    *
      received by principal underwriter )

44. (a)  Method of valuation       )    Prospectus Front Cover Page
                                   )    Summary of Essential Financial
                                   )      Information
                                   )    Trust Operating Expenses
                                   )    Public Offering
    (b)  Schedule as to offering   )    *
           price                   )

    (c)  Variation in offering price    )    *
           to certain persons      )

46. (a)  Redemption valuation      )    Rights of Unitholders
                                   )    Trust Administration
    (b)  Schedule as to redemption )    *
           price                   )

47. Purchase and sale of interests )    Public Offering
      in underlying securities     )    Trust Administration

           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of )    Trust Administration
      Trustee                      )

49. Fees and expenses of Trustee   )    Summary of Essential Financial
                                   )      Information
                                   )    Trust Operating Expenses

50. Trustee's lien                 )    Trust Operating Expenses

     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's)    Cover Page
      securities                   )    Trust Operating Expenses

52. (a)  Provisions of trust agreement  )
           with respect to replacement  )    Trust Administration
           or elimination portfolio)
           securities              )

    (b)  Transactions involving    )
           elimination of underlying    )    *
           securities              )

    (c)  Policy regarding substitution  )
           or elimination of underlying )    Trust Administration
           securities              )

    (d)  Fundamental policy not    )    *
           otherwise covered       )

53. Tax Status of trust            )    Tax Status

               VII.  Financial and Statistical Information

54. Trust's securities during      )    *
      last ten years               )

55.                                )
56. Certain information regarding  )    *
57.   periodic payment certificates)
58.                                )

59. Financial statements (Instructions  )    Report of Independent
Certified
      1(c) to Form S-6)            )      Public Accountants
                                   )    Statement of Condition

______________________________________________
* Inapplicable, omitted, answer negative or not required
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

Preliminary Prospectus Dated September 19, 1995

Subject to Completion

September 19, 1995

Wheat First Butcher Singer Financial Institutions Trust, Series 1

The Trust. Wheat First Butcher Singer Financial Institutions Trust, Series 1 (the "Trust" ) is a unit investment trust which is contained in Van
Kampen American Capital Equity Opportunity Trust, Series 18. The Trust offers investors the opportunity to purchase Units representing proportionate interests in a fixed, diversified portfolio primarily consisting of common stocks issued by financial institutions and banking related service companies headquartered in the eastern half of the United States (the "Equity Securities" ). Unless terminated earlier, the Trust will terminate on October 31, 1999 (the "Mandatory Termination Date" ) and any Equity
Securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Equity Securities liquidated at termination will be sold at the then current market value for such Equity Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his or her Units.

Objectives of the Trust. The objectives of the Trust are to provide the potential for capital appreciation and income by investing in a portfolio primarily consisting of common stocks issued by financial institutions and banking related service companies headquartered in the eastern half of the United States. See "Portfolio." Each Unit of the Trust represents an undivided fractional interest in all the Equity Securities deposited in the Trust. There is, of course, no guarantee that the objectives of the Trust will be achieved.

Public Offering Price. The Public Offering Price per Unit of the Trust is equal to the aggregate underlying value of the Equity Securities plus or minus cash, if any, in the Capital and Income Accounts, divided by the number of Units outstanding, plus a sales charge equal to 4.9% of the Public Offering Price which is equivalent to 5.152% of the aggregate value of the Equity Securities. During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least the lesser of 5,000 Units or $50,000. If Units were available for purchase at the close of business on the day before the Initial Date of Deposit, the Public Offering Price per Unit would have been $9.88. The minimum purchase is 150 Units. See "Public Offering."

Additional Deposits. The Sponsor may, from time to time until approximately November 29, 1995, deposit additional Equity Securities in the Trust, provided it maintains, as nearly as practicable, the original proportionate relationship of the Equity Securities in the Trust's portfolio. See "The Trust."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Dividend and Capital Distributions. Distributions of dividends and capital, if any, received by the Trust will be paid in cash on the applicable distribution date to Unitholders of record on the record date as set forth in the "
Summary of Essential Financial Information." The initial estimated distribution will be $.05 per Unit and will be made on December 31, 1995 to Unitholders of record on December 15, 1995. Any distribution of income and/or capital will be net of the expenses of the Trust. See "Tax Status." Additionally, upon termination of the Trust, the Trustee will distribute, upon surrender of Units for redemption, to each Unitholder his pro rata share of the Trust's assets, less expenses, in the manner set forth under "Rights of Unitholders--Distributions of Income and Capital."

Secondary Market for Units. After the initial offering period, although not obligated to do so, the Managing Underwriter intends to maintain a market for Units of the Trust and offer to repurchase such Units at prices which are based on the aggregate underlying value of Equity Securities in the Trust (generally determined by the closing sale prices of the listed Equity Securities and the bid prices of the over-the-counter traded Equity Securities), plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is maintained during the initial offering period, the prices at which Units will be repurchased will be based upon the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities), plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is not maintained, a Unitholder may redeem Units through redemption at prices based upon the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of the listed Equity Securities and the bid prices of the over-the-counter traded Equity Securities), plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust. See "Rights of Unitholders--Redemption of Units."

Termination. Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. At least 60 days prior to the Mandatory Termination Date the Trustee will provide written notice thereof to all Unitholders and will include with such notice a form to enable Unitholders to elect a distribution of shares of Equity Securities if such Unitholder owns at least 2,500 Units of the Trust rather than to receive payment in cash for such Unitholder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. All Unitholders will receive cash in lieu of any fractional shares. To be effective, the election form, and other documentation required by the Trustee, must be returned to the Trustee at least ten business days prior to the Mandatory Termination Date. Unitholders not electing a distribution of shares of Equity Securities will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trust is terminated. See "Trust Administration--Amendment or
Termination."

Risk Factors. An investment in the Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers or the general condition of the stock market, volatile interest rates, economic recession and potential increased regulation on banks and thrifts. The Trust is not actively managed and Equity Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. Units of the Trust are not deposits or obligations of, or guaranteed or endorsed by, any bank and are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency and involve investment risk, including the possible loss of principal. See "Risk Factors."

Summary of Essential Financial Information
As of the Close of Business on the Day Before the Initial Date of Deposit: September 18, 1995

Managing Underwriter and Supervisor:     Wheat First Butcher Singer
Sponsor:                                 Van Kampen American Capital Distributors, Inc.
Evaluator:                               American Portfolio Evaluation Services
                                         (A division of a subsidiary of the Sponsor)
Trustee:                                 The Bank of New York

GENERAL INFORMATION
Number of Units....................................................................................................       1,500,000
Fractional Undivided Interest in the Trust per Unit................................................................     1/1,500,000
Public Offering Price: ............................................................................................
Aggregate Value of Equity Securities in Portfolio <F1>............................................................. $    14,091,984
Aggregate Value of Equity Securities per Unit...................................................................... $          9.40
Sales Charge 4.9% (5.152% of the Aggregate Value of Equity Securities per Unit).................................... $           .48
Public Offering Price per Unit <F2><F3>............................................................................ $          9.88
Redemption Price per Unit.......................................................................................... $          9.40
Secondary Market Repurchase Price per Unit ........................................................................ $          9.40
Excess of Public Offering Price per Unit over Redemption Price per Unit............................................ $           .48
Supervisor's Annual Supervisory FeeMaximum of $.0025 per Unit......................................................
Evaluator's Annual Evaluation FeeMaximum of $.0025 per Unit........................................................
Evaluation Time4:00 P.M. New York time.............................................................................
Mandatory Termination DateOctober 31, 1999.........................................................................
Minimum Termination ValueThe Trust may be terminated if the net asset value of the Trust is less than 40% of the total value of Equity Securities deposited in the Trust during the primary offering period.........................
Calculation of Estimated Net Annual Dividends per Unit <F4>........................................................
Estimated Gross Annual Dividends per Unit.......................................................................... $        .30550
Less: Estimated Annual Expense per Unit ........................................................................... $        .02068
Estimated Net Annual Dividends per Unit ........................................................................... $        .28482

Trustee's Annual Fee............................$.008 per Unit
Estimated Annual Organizational Expenses <F5>...$.0039 per Unit
Income Account Record Date......................Fifteenth day of March, June, September and December
Income Account Distribution Date................Last day of March, June, September and December
Capital Account Record Date.....................Fifteenth day of December
Capital Account Distribution Date <F6>..........Last day of December

<F1>Each Equity Security listed on a national securities exchange is valued at the closing sale price or if the Equity Security is not so listed, at the ask price thereof.

<F2>On the Initial Date of Deposit there will be no cash in the Income or Capital
Accounts. Anyone ordering Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.

<F3>Effective on each September 19, commencing September 19, 1996, the secondary market sales charge will decrease by .5 of 1% to a minimum sales charge of 3.9%. See "Public Offering--Offering Price."

<F4>Estimated annual dividends are based on annualizing the most recently paid quarterly or semi-annual ordinary dividends.

<F5>The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over the life of the Trust. See "Trust Operating Expenses" and "Statement of
Condition." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts. Estimated Annual Organizational Expenses have been estimated based on a projected trust size of $50,000,000. To the extent the Trust is larger or smaller, the actual organizational expenses paid by the Trust (and therefore by Unitholders) will vary from the estimated amount set forth above.

<F6>Distributions from the Capital Account will be made monthly on the last day of the month to Unitholders of record on the fifteenth day of such month if the amount available for distribution equals at least $0.01 per Unit.

THE TRUST

Van Kampen American Capital Equity Opportunity Trust, Series 18 is comprised of one unit investment trust, Wheat First Butcher Singer Financial Institutions Trust, Series 1 (the "Trust" ). The Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement" ), dated the date of this Prospectus
(the "Initial Date of Deposit" ), among Van Kampen American Capital Distributors, Inc., as Sponsor, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator, Wheat First Butcher Singer, as Supervisor and The Bank of New York, as Trustee.

The Trust may be an appropriate medium for investors who desire to participate in a diversified portfolio of equity securities issued by financial institutions and by issuers which provide banking-related services headquartered in the eastern half United States. Diversification of assets in the Trust will not eliminate the risk of loss always inherent in the ownership of securities. For a breakdown of the portfolio see "Trust Portfolio."

On the Initial Date of Deposit, the Sponsor deposited with the Trustee the Equity Securities indicated under "Portfolio" herein, including delivery statements relating to contracts for the purchase of certain such Equity Securities and an irrevocable letter of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for such Equity Securities (and contracts) so deposited, delivered to the Sponsor documentation evidencing the ownership of that number of Units of the Trust indicated in "Summary of Essential Financial Information." Unless otherwise terminated as provided in the Trust
Agreement, the Trust will terminate on the Mandatory Termination Date and Equity Securities then held will within a reasonable time thereafter be liquidated or distributed by the Trustee.

Additional Units of the Trust may be issued at any time by depositing in the Trust additional Equity Securities, contracts to purchase securities or irrevocable letters of credit or cash with instructions to purchase additional Equity Securities in exchange for the corresponding number of additional Units. As additional Units are issued by the Trust as a result of the deposit of additional Equity Securities by the Sponsor, the aggregate value of the securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Equity Securities (or cash or a letter of credit with instructions to purchase additional Equity Securities) into the Trust until approximately November 29, 1995, provided that such additional deposits will be in amounts which will maintain, as nearly as practicable, the original proportionate relationship of the Equity Securities in the Trust's portfolio. Any deposit by the Sponsor of additional Securities will duplicate, as nearly as practicable, this original proportionate relationship and not the actual proportionate relationship on the subsequent date of deposit, since the actual proportionate relationship may be different than the original proportionate relationship. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit.

Each Unit of the Trust initially offered represents an undivided interest in the Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Equity Securities being deposited by the Sponsor, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Managing Underwriter, or until the termination of the Trust Agreement.

OBJECTIVES AND SECURITIES SELECTION

The objectives of the Trust are to provide investors with the potential for capital appreciation and income. The portfolio is described under "Trust Portfolio" and "Portfolio" herein. An investor will be subjected to taxation on the dividend income received from the Trust and on gains from the sale or liquidation of Securities (see "Tax Status" ). Investors should be aware that there is not any guarantee that the objectives of the Trust will be achieved because they are subject to the continuing ability of the respective Equity Security issuers to continue to declare and pay dividends and because the market value of the Equity Securities can be affected by a variety of factors. Common stocks may be especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. Investors should be aware that there can be no assurance that the value of the underlying Equity Securities will increase or that the issuers of the Equity Securities will pay dividends on outstanding common shares. Any distributions of income will generally depend upon the declaration of dividends by the issuers of the Equity Securities and the declaration of any dividends depends upon several factors including the financial condition of the issuers and general economic conditions.

During recent years, the U.S. banking industry has undergone enormous change, suffering with recession and asset quality problems raising concern about the financial health of the industry. However, today the U.S. is generally considered to have one of the strongest financial systems in the world. Wheat First Butcher Singer, the Managing Underwriter, believes that the outlook for the industry is one of considerable change and that certain financial institution stocks do not yet reflect the long-term growth potential inherent in the industry. In the opinion of Wheat First, the banking industry is poised to outperform the broader market. Wheat First believes that financial institutions will continue the recent trend in consolidation which will lead to more efficient and profitable companies and that potential regulatory changes may lead to an increase in the variety of products offered as well as their mode of distribution. Furthermore, bank customers are increasingly conducting their business through teller machines, telephones and personal computers which the Managing Underwriter believes will make providers of such services and technologies attractive investments. In selecting the financial institutions for the Trust portfolio, the Managing Underwriter, considered the following factors, among others: proven management; unique operating strategies; superior market share; rapidly growing markets; strong and stable core of deposit funding; low loan to deposit ratios; high asset liquidity; high reserve levels; low overhead ratios; leverage ratios which exceed regional minimum requirements; dividend rates, dividend cover and historic returns on equity; and market capitalization.

From December 30, 1990 through August 24, 1995, the Standard & Poor's Regional Bank Index was up 26.5% compared to an increase of 14.9% for the Standard & Poor's 500 Index. The Standard & Poor's Regional Bank Index is an unmanaged statistical composite measuring the stock price performance of 23 major regional banks. The Standard & Poor's 500 Index is an unmanaged statistical composite measuring the performance of 500 stocks from 83 industrial groups. An investment in the Trust should be made with the understanding that the Equity Securities included in the Trust portfolio may not be included in the Standard & Poor's Regional Bank Index. Furthermore, the Standard & Poor's Regional Bank Index is made up only of banks whereas the Trust portfolio also contains several non-bank issuers. Past performance of the Standard & Poor's indexes is, of course, no guarantee of future results. Units are not designed to correlate with these, or any other indexes, nor are their prices expected to correlate with these or any other indexes.

Investors should be aware that the Trust is not a "managed" fund and as a result the adverse financial condition of a company will not result in its elimination from the portfolio except under extraordinary circumstances (see "Trust Administration--Portfolio Administration" ). In addition,
Equity Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. Investors should note in particular that the Equity Securities were selected by the Managing Underwriter prior to the Initial Date of Deposit. The Trust may continue to purchase or hold Equity Securities originally selected through this process even though the evaluation of the attractiveness of the Equity Securities may have changed and, if the evaluation were performed again at that time, the Equity Securities would not be selected for the Trust.

TRUST PORTFOLIO

The Trust consists of the following 33 issues of Equity Securities issued by financial institutions and companies which provide banking-related services all headquartered in the eastern half of the United States. All of the Equity Securities are listed on a national securities exchange, the NASDAQ National Market System or traded in the over-the-counter market. Each of the companies whose Equity Securities are included in the portfolio were selected based upon those factors referred to under "Objectives and Securities Selection" above. The following is a general description of each of the companies included in the Trust.

Advanta Corporation is headquartered in Horsham, Pennsylvania and manages $10.5 billion in credit card receivables that contributed 74% of revenue through the first half of 1995. The company also operates a second mortgage loan origination business and offers insurance products to customers nationwide.

Banc One Corporation is headquartered in Columbus, Ohio and has $86.8 billion in assets. The company reported return on assets and return on equity of 1.42% and 16%, respectively, in the first half of 1995.

Bank South Corporation is headquartered in Atlanta, Georgia and has $7.4 billion in assets. Bank South has banking relationships with one of three households in the Atlanta, Georgia market and has recently agreed to merge with NationsBank Corporation of Charlotte, North Carolina.

Barnett Banks, Inc. is headquartered in Jacksonville, Florida and has $41 billion in assets. Barnett has a strong retail banking orientation and is the largest independent bank in Florida.

CCB Financial Corporation is a $4.8 billion bank holding company headquartered in Durham, North Carolina. It is believed that its recent acquisition of Security Capital of Salisbury, North Carolina demonstrates its ability to generate shareholder value by acquiring banks in demographically desirable markets.

Capital One Financial Corporation is headquartered in Richmond, Virginia and manages $8.9 billion in credit card receivables. Recently spun-off from Signet Banking Corporation, Capital One focuses on balance transfer strategies as well as employs an information based strategy to target customers with financial products.

Charter One Financial, Inc. is a $6.3 billion thrift headquartered in Cleveland, Ohio. It is presently engaged in a merger with FirstFed Michigan in a transaction valued at $556 million.

Citizens Bancorp is a $3.8 billion bank holding company headquartered in Laurel, Maryland near Washington, D.C. Citizens Bankcorp has grown its assets three-fold since the beginning of this decade and has excellent name recognition in its marketplace.

Comerica Inc. is a $35.5 billion bank holding company headquartered in Detroit, Michigan. Comerica's operating efficiency ratio of 59.3% is one of the lowest in the industry, making it an effective low cost producer. Its second quarter 1995 return on assets and return on equity of 1.19% and 16.02%, respectively, are above that of its peers and its asset quality remains strong.

Commerce Bancorp, Inc. is headquartered in Cherry Hill, New Jersey and has $2.4 billion in assets. Commerce provides customers with flexible hours and is a low-cost provider of basic banking services.

CoreStates Financial Corp is a $29 billion bank headquartered in Philadelphia, Pennsylvania. Over the past five quarters, the bank has maintained one of the highest and least volatile net interest margins in the industry.

Crestar Financial Corporation is a $14.6 billion bank holding company headquartered in Richmond, Virginia. Crestar maintains the largest deposit base of any independent Virginia bank, and has strong deposit market share in the attractive markets surrounding the nation's capital.

First Bank System, Inc. is a $33.5 billion bank holding company headquartered in Minneapolis, Minnesota. It maintained superior profitability with a return on assets of 1.68% and return on equity of 19.87% in the second quarter of 1995. Over the past several years, it has broadened its presence with acquisitions in the Midwest.

First Chicago Corporation is a $75 billion bank headquartered in Chicago, Illinois. Its credit card portfolio is the fourth largest bank-managed in the nation in terms of outstandings. The company recently announced a merger agreement with NBD Bancorp, Inc.

First Fidelity Bancorporation is a Newark, New Jersey based bank holding company with $35 billion in assets. First Fidelity is the largest bank in New Jersey and its recently announced pending affiliation with First Union Corporation of Charlotte, North Carolina will give it a significant presence along the eastern portion of the United States, with combined assets of approximately $120 billion.

First Midwest Bancorp, Inc. is a $3 billion bank holding company headquartered in Itasca, Illinois.

First Union Corporation is a Charlotte, North Carolina based bank holding company with $83.1 billion in assets as of June 30, 1995. Its recently announced pending affiliation with First Fidelity Bancorporation of Newark, New Jersey will give it a significant presence along the eastern portion of the United States, with combined assets of approximately $120 billion.

First USA, Inc. is located in Dallas, Texas and managed $13.3 billion in credit card receivables as of June 30, 1995. The company provides credit cards and credit card services to consumers, banks and merchants. Through its subsidiary, First USA Bank, it issues Visa and MasterCard credit cards providing affinity and reduced cost cards.

Integra Financial Corporation is a $14.8 billion bank holding company headquartered in Pittsburgh, Pennsylvania. Integra has entered into an agreement to merge with National City Corporation of Cleveland, Ohio.

Mellon Bank Corporation is headquartered in Pittsburgh, Pennsylvania and has total assets of $40 billion. Its high return on assets (1.75% in the second quarter of 1995) reflected the company's strategy of providing a broad array of investment services with a bank at the core.

Mercantile Bankshares Corporation is a $5.9 billion bank holding company headquartered in Baltimore, Maryland. Mercantile has provided investors with consistent earnings per share and dividend growth over the past five years.

NBD Bancorp, Inc. is a $47 billion bank holding company based in Detroit, Michigan. It maintains strong profitability ratios with second-quarter 1995 return on assets and return on equity ratios of 1.18% and 16.12%, respectively, and recently announced a merger with First Chicago Corporation.

National City Corporation is a Cleveland, Ohio based bank holding company with $34.5 billion in assets. The bank has produced consistently higher earnings per share results since 1991. National City reported a return on assets of 1.34% and a return on equity of 16.9% for the first six months of 1995 and recently agreed to merge with Integra Financial Corporation of Pittsburgh, Pennsylvania.

NationsBank Corporation is headquartered in Charlotte, North Carolina and has $184 billion in assets. The company has stated that its long term corporate goals are return on assets over 1%, return on equity greater than 15%, and an overhead ratio below 60%. The company recently announced an agreement to acquire Bank South Corporation.

Northern Trust Corporation is headquartered in Chicago, Illinois and has assets of $19.3 billion. It maintains a strong trust operation with fee income comprising 66% of total revenues.

Norwest Corporation is a $66.6 billion bank holding company headquartered in Minneapolis, Minnesota. As of June 30, 1995, Norwest reported superior profitability results with a return on assets and return on equity of 1.47% and 20.48%, respectively.

Old Kent Financial Corporation is a $11.9 billion bank holding company headquartered in Grand Rapids, Michigan. Old Kent Financial currently has high capital levels, strong reserves, and a leading market share in the Grand Rapids area.

Signet Banking Corporation is a $10.6 billion bank holding company headquartered in Richmond, Virginia. The bank's growth strategy is focused on consumer direct mail products and other alternative delivery venues.

Standard Federal Bancorporation is a $13 billion thrift headquartered in Troy, Michigan. It has reported consistent earnings per share growth since 1990. Much of this growth can be attributed to value enhancing, in-market acquisitions of small thrifts and branches.

Summit Bancorporation is a $5.5 billion bank holding company headquartered in Chatham, New Jersey. Its recently announced pending affiliation with UJB Financial Corporation will form the second largest bank in New Jersey.

TCF Financial Corporation is a $7.4 billion thrift headquartered in Minneapolis, Minnesota. In the second quarter of 1995, TCF Financial reported a return on assets of 1.27% and a superior return on equity of 19.42%.

UJB Financial Corporation is headquartered in Princeton, New Jersey and has assets totalling $15.4 billion. UJB Financial recently announced a pending affiliation with Summit Bancorporation of Chatham; the surviving entity will be the second largest bank in New Jersey.

Wachovia Corporation is a $44.9 billion bank holding company headquartered in Winston-Salem, North Carolina. Wachovia's current focus is upgrading its technology base and orienting the organization toward a sales culture which should provide benefits to shareholders over the longer term.

The preceeding descriptions were compiled from publicly available sources as of the Initial Date of Deposit. Investors should note that a substantial number of the issuers are the subject of pending mergers or other transactions and, consequently, upon completion of such transactions the Trust portfolio may include securities issued in connection therewith. See "Trust Administration--Portfolio Administration." Of course, neither the Sponsor nor the Managing Underwriter can ensure that any pending transactions discussed above will be completed.

General. The Trust consists of such of the Equity Securities listed under " Portfolio" as may continue to be held from time to time in the Trust and any additional Equity Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on the next distribution date.

Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Although the portfolio is not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Supervisor). See "Trust Administration--Portfolio
Administration." Equity Securities, however, will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation.

Unitholders will be unable to dispose of any of the Equity Securities as such and will not be able to vote the Equity Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote such stocks in accordance with the instructions of the Sponsor.

The Managing Underwriter may acquire the Equity Securities for the Sponsor. The Managing Underwriter in its general securities business acts as agent or principal in connection with the purchase and sale of equity securities, including the Equity Securities in the Trust, and may act as a market maker in certain of the Equity Securities. The Managing Underwriter may also, from time to time, issue reports on and make recommendations relating to equity securities, which may include the Equity Securities. From time to time the Managing Underwriter may act as investment banker or an employee or affiliate may be a director of a company whose shares are included among the Equity Securities; nonpublic information concerning such a company would not be disclosed to the Managing Underwriter or for the benefit of the Trust under such circumstances.

RISK FACTORS

An investment in Units of the Trust should be made with an understanding of the problems and risks inherent in the financial institutions industry in general. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest income. Recently, bank net interest margins have contracted, but volume gains have been strong in both commercial and consumer products and profits have benefitted. There is no certainty that these conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in the mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance funds. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and one-time assessments in deposit insurance premiums required to be paid by companies to the Federal Deposit Insurance Corporation ("FDIC"
), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, ensure the solvency or profitability of banks or their holding companies or insure against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial changes in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act, enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Equity Securities in the Trust's portfolio cannot be predicted with certainty. Periodic efforts by recent Administrations to introduce legislation broadening the ability of banks and thrifts to compete with new products have not been successful, but if enacted could lead to more failures as a result of increased competition and added risks. Failure to enact such legislation, on the other hand, may lead to declining earnings and an inability to compete with unregulated financial institutions. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Starting in mid-1997, banks would be allowed to turn existing banks into branches, though states could pass laws to permit interstate branch banking before then. Consolidation is likely to continue in both cases. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry and mandated regulatory intervention to correct such problems. In late 1993 the United States Treasury Department proposed a restructuring of the bank regulatory agencies which, if implemented, may adversely affect certain of the Equity Securities in the Trust's portfolio. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Equity Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently proposed. Among other benefits, proposed legislation would allow banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of thrift regulatory reform might ultimately be adopted or what ultimate effect such reform might have on the Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB" ) approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the availability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Equity Securities or whether such approvals, if necessary, will be obtained.

The principal trading market for certain of the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Managing Underwriter or the Sponsor. The price at which the Equity Securities may be sold to meet redemptions, and the value of the Trust, will be adversely affected if trading markets for the Equity Securities are limited or absent.

In the opinion of the Managing Underwriter, certain of the Equity Securities included in the Trust which may have the highest potential for capital appreciation also from time to time may experience limited purchase or sale availability in the market place. In anticipation of this possibility, the Managing Underwriter intends to make a market in said Equity Securities to facilitate the creation of subsequent deposits for this Trust which may have an impact on the price at which Units are valued during the initial offering period. In addition, upon termination of the Trust, this potential limited daily trading volume may result in negative market price consequences for the Trust stemming from the liquidation of a significant amount of these Equity Securities. The Sponsor will attempt to mitigate these consequences with a longer liquidation period (not to exceed 30 days) for these Equity Securities at the Trust's termination than might be required for the other Equity Securities included in the Trust. However, these procedures may be insufficient or unsuccessful in avoiding such negative price consequences.

An investment in Units should be made with an understanding of the risks which an investment in common stocks entail, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. The perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, generally have inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights of liquidation which are senior to those of common stockholders.

TAX STATUS

Federal Taxation. The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as " capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "
Code" ). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. The Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from the Trust asset when such income is received by the Trust.

2. Each Unitholder will have a taxable event when the Trust disposes of an Equity Security (whether by sale, exchange, redemption, or payment at maturity) or upon the sale or redemption of Units by such Unitholder. The price a Unitholder pays for his Units, including sales charges, is allocated among his pro rata portion of each Equity Security held by the Trust (in proportion to the fair market values thereof on the date the Unitholder purchase his Units) in order to determine his initial cost for his pro rata portion of each Equity Security held by the Trust. For federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code paid with respect to an Equity Security held by the Trust are taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits" . A Unitholder's pro rata portion of dividends paid on such Equity Security which exceed such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Equity Security shall generally be treated as capital gain. In general, any such capital gain will be short-term unless a Unitholder has held his Units for more than one year.

3. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by the Trust will generally be considered a capital gain except in the case of a dealer or a financial institution and, in general, will be long-term if the Unitholder has held his Units for more than one year (the date on which the Units are acquired (i.e., the "trade date" ) is excluded for purposes of determining whether the Units have been held for more than one year). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by the Trust will generally be considered a capital loss except in the case of a dealer or a financial institution and, in general, will be long-term if the Unitholder has held his Units for more than one year. Unitholders should consult their tax advisers regarding the recognition of such capital gains and losses for federal income tax purpose.

4. The Code provides that "miscellaneous itemized deductions" are allowable only to the extent that they exceed two percent of an individual taxpayer's adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law include a Unitholder's pro rata share of expenses paid by the Trust, including fees of the Trustee, Supervisor and the Evaluator.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics' and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Proposed regulations have been issued which address special rules that must be considered in determining whether the 46 day holding requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

Recognition of Taxable Gain or Loss Upon Disposition of Equity Securities by the Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when an Equity Security is disposed of by the Trust or if the Unitholder disposes of a Unit. For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

The Revenue Reconciliation Act of 1993 (the "Act" ) raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Act, the Act includes a provision that would recharacterize capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

Special Tax Consequences of In Kind Distributions Upon Redemption of Units or Termination of the Trust. As discussed in "Rights of Unitholders--Redemption of Units" , under certain circumstances a Unitholder tendering Units for redemption may request an In Kind Distribution. A Unitholder may also under certain circumstances request an In Kind Distribution upon the termination of the Trust. See "Rights of Unitholders--Redemption of Units." As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust assets for federal income tax purposes. The receipt of an In Kind Distribution would be deemed an exchange of such Unitholder's pro rata portion of each of the shares of stock and other assets held by the Trust in exchange for an undivided interest in whole shares of stock plus, possibly, cash.

There are generally three different potential tax consequences which may occur under an In Kind Distribution with respect to each Equity Security owned by the Trust. An "Equity Security" for this purpose is a particular class of stock issued by a particular corporation. If the Unitholder receives only whole shares of an Equity Security in exchange for his or her pro rata portion in each share of such Equity Security held by the Trust, there is not taxable gain or loss recognized upon such deemed exchange pursuant to Section 1036 of the Code. If the Unitholder receives whole shares of a particular Equity Security plus cash in lieu of a fractional share of such Equity Security, and if the fair market value of the Unitholder's pro rata portion of the shares of such Equity Security exceeds his tax basis in his pro rata portion of such Equity Security, taxable gain would be recognized in an amount not to exceed the amount of such cash received, pursuant to Section 1031(b) of the Code. No taxable loss would be recognized upon such an exchange pursuant to Section 1031(c) of the Code, whether or not cash is received in lieu of a fractional share. Under either of these circumstances, special rules will be applied under Section 1031(d) of the Code to determine the Unitholder's tax basis in the shares of such particular Equity Security which he receives as part of the In Kind Distribution. Finally, if a Unitholder's pro rata interest in an Equity Security does not equal a whole share, he may receive entirely cash in exchange for his pro rata portion of a particular Equity Security. In such case, taxable gain or loss is measured by comparing the amount of cash received by the Unitholder with his tax basis in such Equity Security.

Because the Trust will own many Equity Securities, a Unitholder who requests an In Kind Distribution will have to analyze the tax consequences with respect to each Equity Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Equity Security owned by the Trust. Unitholders who request an In Kind Distribution are advised to consult their tax advisers in this regard.

General. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

Unitholders will be notified annually of the amount of income dividends includable in the Unitholder's gross income and amounts of Trust expenses which may be claimed as itemized deductions.

Dividend income and long-term capital gains may also be subject to state and local taxes. Investors should consult their tax advisers for specific information on the tax consequences of particular types of distributions.

Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.

In the opinion of Tanner Propp & Farber, special counsel to the Trust for New York tax matters, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.

TRUST OPERATING EXPENSES

Compensation of Sponsor, Evaluator and Managing Underwriter. The Sponsor will not receive any fees in connection with its activities relating to the Trust. The Evaluator shall receive that evaluation fee, payable in any month incurred, set forth under "Summary of Essential Financial Information"
(which is based on the number of Units outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which event the calculation is based on the number of Units outstanding at the end of the month of such calculation) for regularly evaluating the Trust portfolio. Such fee may exceed the actual cost of providing such evaluation services for this Trust, but at no time will the total amount paid to the Evaluator for providing evaluation services to unit investment trusts of which Van Kampen American Capital Distributors, Inc. acts as Sponsor in any calendar year exceed the aggregate cost to the Evaluator of supplying such services in such year. The Managing Underwriter will receive an annual supervisory fee, payable in monthly installments, which is not to exceed the amount set forth under "Summary of Essential Financial Information" (which is based on the number of Units outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which event the calculation is based on the number of the Units outstanding at the end of the month of such calculation) for providing portfolio supervisory services for the Trust. Such fee may exceed the actual cost of providing such supervision services for this Trust, but at no time will the total amount paid to the Managing Underwriter for providing portfolio supervision services to unit investment trusts for which Wheat First Butcher Singer is the principal underwriter in any calendar year exceed the aggregate cost to the Supervisor of supplying such services in such year. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States
Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor and the Managing Underwriter will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Equity Securities as described under "Public Offering--Sponsor and Managing Underwriter Compensation."

Trustee's Fee. For its services the Trustee will receive an annual fee from the Trust as set forth under "Summary of Essential Financial
Information" (which amount is based on the number of Units outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which event the calculation is based on the number of Units outstanding at the end of the month of such calculation). The Trustee's fees are payable in monthly installments on or before the fifteenth day of each month from the Income Account to the extent funds are available and then from the Capital Account. The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price
Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Rights of Unitholders--Reports Provided" and "
Trust Administration."

Miscellaneous Expenses. Expenses incurred in establishing the Trust, including the cost of the initial preparation of documents relating to the Trust (including the Prospectus, Trust Agreement and certificates), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by the Trust and amortized over the life of the Trust. The following additional charges are or may be incurred by the Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Trust, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of Unitholders,
(f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Trust without gross negligence, bad faith or wilful misconduct on its part and (g) expenditures incurred in contacting Unitholders upon termination of the Trust.

The fees and expenses set forth herein are payable out of the Trust. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the Trust's portfolio. Since the Equity Securities are all common stocks, and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Equity Securities to pay such amounts. These sales may result in capital gains or losses to Unitholders. See "Tax
Status."

PUBLIC OFFERING

General. Units are offered at the Public Offering Price (which is based on the aggregate underlying value of the Equity Securities and includes a sales charge of 4.9% of the Public Offering Price which is equivalent to 5.152% of the aggregate underlying value of the Equity Securities). Such underlying value shall include the proportionate share of any undistributed cash held in the Capital and Income Accounts of the Trust.

The sales charge applicable to quantity purchases is, during the initial offering period, reduced on a graduated basis to any person acquiring the lesser of 5,000 Units or that number of Units with a value of $50,000 as follows:

Lesser of the Aggregate Number of                Dollar Amount of Sales Charge
Units/Dollar Amount of Units Purchased           Reduction Per Unit
5,000 Units/$50,000 - 9,999 Units/$99,999....... $0.05
10,000 Units/$100,000 - 24,999 Units/$249,999... $0.10
25,000 Units/$250,000 or More................... $0.15

The sales charge reduction will primarily be the responsibility of the selling Managing Underwriter, broker, dealer or agent.

Offering Price. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Equity Securities in the Trust.

As indicated above, the price of the Units was established by adding to the determination of the aggregate underlying value of the Equity Securities an amount equal to 5.152% of such value and dividing the sum so obtained by the number of Units in the Trust outstanding. Such underlying value shall include the proportionate share of any cash held in the Income and Capital Accounts. This computation produced a gross underwriting profit equal to 4.9% of the Public Offering Price. Such price determination as of the close of business on the day before the Initial Date of Deposit was made on the basis of an evaluation of the Equity Securities in the Trust prepared by Interactive Data Services, Inc., a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. Thereafter, the Evaluator on each business day will appraise or cause to be appraised the value of the underlying Equity Securities as of the Evaluation Time on days the New York Stock Exchange is open and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to the Evaluation Time on each such day. Orders received by the Trustee or Managing Underwriter for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. Effective on each September 19, commencing September 19, 1996 such sales charge will be reduced by .5 of 1% to a minimum sales charge of 3.9%.

The value of the Equity Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: if the Equity Securities are listed on a national securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above.

In offering the Units to the public, neither the Sponsor, the Managing Underwriter nor any broker-dealers are recommending any of the individual Equity Securities in the Trust but rather the entire pool of Equity Securities, taken as a whole, which are represented by the Units.

Unit Distribution. During the initial offering period, Units will be distributed to the public by the Managing Underwriter at the Public Offering Price. Upon the completion of the initial offering period, Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.

The Sponsor intends to qualify the Units for sale in a number of states. Any quantity discount provided to investors will be borne by the Managing Underwriter or the Sponsor as indicated under "General" above.
Registered representatives of the Managing Underwriter, for secondary market transactions, will receive a concession amounting to 70% of the applicable sales charge.

To facilitate the handling of transactions, sales of Units shall normally be limited to transactions involving a minimum of 150 Units. The Managing Underwriter reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession to registered representatives from time to time.

Sponsor and Managing Underwriter Compensation. The Managing Underwriter will receive a gross sales commission equal to 4.9% of the Public Offering Price of the Units, less any reduced sales charge for quantity purchases as described under "General" above. Any such quantity discounts provided to investors will be borne by the Managing Underwriter as indicated under " General" above. The Sponsor will receive from the Managing Underwriter the excess of such gross sales commission over the Managing Underwriter's discount. The Managing Underwriter will be allowed a discount in connection with the distribution of Units underwritten during the initial offering period of 4.1% per Unit for up to $10,000,000 of Units distributed; 4.2% per Unit for $10,000,001 to $20,000,000; 4.3% per Unit for $20,000,001 to $30,000,000 and
4.4% per Unit in excess of $30,000,000 of Units distributed.

In addition, the Managing Underwriter will realize a profit or will sustain a loss, as the case may be, as a result of the difference between the price paid for the Equity Securities by the Managing Underwriter and the cost of such Equity Securities to the Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Portfolio." The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Equity Securities in the Trust portfolio. The Sponsor and the Managing Underwriter may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Equity Securities in the Trust after a date of deposit, since all proceeds received from the sale of Units (excluding dealer concessions and agency commissions allowed, if any) will be retained by the Sponsor or Managing Underwriter.

A person will become the owner of the Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor or Managing Underwriter prior to the date of settlement for the purchase of Units may be used in the Sponsor's or Managing Underwriter's business and may be deemed to be a benefit to the Sponsor or Managing Underwriter, subject to the limitations of the Securities Exchange Act of 1934.

As stated under "Public Market" below, the Managing Underwriter intends to maintain a secondary market for Units of the Trust for the period indicated. In so maintaining a market, the Managing Underwriter or the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge). In addition, the Managing Underwriter or the Sponsor will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

Public Market. Although it is not obligated to do so, the Managing Underwriter intends to maintain a secondary market for the Units offered hereby and offer continuously to purchase Units at prices subject to change at any time, based upon the aggregate underlying value of the Equity Securities in the Trust (computed as indicated under "Offering Price" above and "Rights of Unitholders--Redemption of Units" ). If the supply of Units exceeds demand or if some other business reason warrants it, the Managing Underwriter may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder desiring to dispose of his Units will be able to dispose of such Units by tendering them to the Trustee for redemption at the Redemption Price. It is the current intention of the Managing Underwriter not to maintain a secondary market after October 31, 1998. A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof.

Tax-Sheltered Retirement Plans. Units of the Trust are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for the individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The purchase of Units of the Trust may be limited by the plans' provisions and does not itself establish such plans.

RIGHTS OF UNITHOLDERS

General. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of the Trust will be evidenced by book entry unless a Unitholder makes a written request to the Managing Underwriter that ownership be evidenced by certificates. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presentation and surrender of such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign such written request, and such certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate representing the Units to be transferred with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP" ) or such other signature guarantee program in addition to, or in substitution for, STAMP as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any whole multiple thereof.

Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer of interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

Distributions of Income and Capital. Any dividends received by the Trust with respect to the Equity Securities therein are credited by the Trustee to the Income Account. Other receipts (e.g., capital gains, proceeds from the sale of Equity Securities, etc.) are credited to the Capital Account.

The Trustee will distribute any net income with respect to any of the Equity Securities in the Trust on or about the Income Distribution Dates to Unitholders of record on the preceding Income Record Dates. See "Summary of Essential Financial Information." Proceeds received on the sale of any Equity Securities in the Trust, to the extent not used to meet redemptions of Units or pay expenses, will (except as hereinafter provided) be distributed annually on the Capital Account Distribution Date to Unitholders of record on the preceding Capital Account Record Date. Proceeds received from the disposition of any of the Equity Securities after a record date and prior to the following distribution date will be held in the Capital Account of the Trust and not distributed until the next distribution date applicable to such Capital Account. Proceeds received on the sale of any Equity Securities in the Trust, to the extent not used to meet redemptions of Units or pay expenses, will, however, be distributed on the last day of each month to holders of record on the fifteenth day of such month if the amount available for distribution equals at least $0.01 per Unit. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

The distribution to Unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of each Unitholder's pro rata share of the cash in the Income Account after deducting estimated expenses. Because dividends are not received by the Trust at a constant rate throughout the year, such distributions to Unitholders are expected to fluctuate from distribution to distribution. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

As of the fifteenth day of each month, the Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account, amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Trust Operating Expenses" ). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts such amounts as may be necessary to cover redemptions of Units.

Reports Provided. The Trustee shall furnish Unitholders in connection with each distribution a statement of the amount of income and the amount of other receipts (received since the preceding distribution), if any, being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of the Trust a statement (i) as to the Income Account: income received, deductions for applicable taxes and for fees and expenses of the Trust, for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Capital Account: the dates of disposition of any Equity Securities and the net proceeds received therefrom, deductions for payment of applicable taxes, fees and expenses of the Trust held for distribution to Unitholders of record as of a date prior to the determination and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Equity Securities held by the Trust and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed as total dollar amounts.

In order to comply with federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust furnished to it by the Evaluator.

Redemption of Units. A Unitholder may redeem all or a portion of his or her Units by tender to the Trustee at its corporate trust office at 101 Barclay Street, 20th Floor, New York, New York 10286 of a request for redemption duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as described above and by payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender the Unitholder will be entitled to receive in cash (unless the redeeming Unitholder elects an "In Kind Distribution" as described below) an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units as of the Evaluation Time set forth under "Summary of Essential Financial Information." The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the applicable Evaluation Time the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day.

The Trustee is empowered to sell Equity Securities of the Trust in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions. The Equity Securities to be sold will be selected by the Trustee from those designated on a current list provided by the Supervisor for this purpose. Units so redeemed shall be cancelled.

Unitholders in the Trust tendering 2,500 or more Units for redemption may request from the Trustee in lieu of a cash redemption a distribution in kind ("In Kind Distribution" ) of an amount and value of Equity Securities per Unit equal to the Redemption Price per Unit as determined as of the next evaluation following the tender. An In Kind Distribution on redemption of Units will be made by the Trustee through the distribution of each of the Equity Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. The tendering Unitholder will receive his pro rata number of whole shares of each of the Equity Securities comprising the Trust portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unitholder is entitled. The Trustee may adjust the number of shares of any issue of Equity Securities included in a Unitholder's In Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of the Equity Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Equity Securities according to the criteria discussed above.

To the extent that Equity Securities are redeemed in kind or sold, the size of the Trust will be, and the diversity of the Trust may be, reduced. Sales may be required at a time when the Equity Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Equity Securities in the portfolio at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an In Kind Distribution. See "Tax Status."

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the aggregate underlying value of the Equity Securities in the Trust, plus or minus cash, if any, in the Income and Capital Accounts of the Trust. On the Initial Date of Deposit, the Public Offering Price per Unit (which includes the sales charge) exceeded the values at which Units could have been redeemed by the amounts shown under "
Summary of Essential Financial Information." The Redemption Price per Unit is the pro rata share of each Unit in the Trust determined on the basis of (i) the cash on hand, (ii) the value of the Equity Securities and (iii) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Trust and (b) the accrued expenses of the Trust. The Evaluator may determine the value of the Equity Securities in the Trust in the following manner: if the Equity Securities are listed on a national securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing bid prices. If the Equity Securities of the Trust are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current bid price on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable or inappropriate as a basis for valuation, the evaluations generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities on the bid side of the market or (c) by any combination of the above.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities in the Trust is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

TRUST ADMINISTRATION

Managing Underwriter Purchases of Units. The Trustee shall notify the Managing Underwriter of any Units tendered for redemption. If the Managing Underwriter's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the next succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Managing Underwriter may be tendered to the Trustee for redemption as any other Units.

The offering price of any Units acquired by the Managing Underwriter will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Managing Underwriter which likewise will bear any loss resulting from a lower offering or redemption price subsequent to its acquisition of such Units.

Portfolio Administration. The portfolio of the Trust is not "managed" by the Sponsor, Supervisor or the Trustee; their activities described herein are governed solely by the provisions of the Trust Agreement. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. While the Trust will not be managed, the Trust Agreement does provide that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of an Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor the retention of such Equity Securities would be detrimental to the Trust. Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other properties acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in such Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Supervisor). Proceeds from the sale of Equity Securities (or any securities or other property received by the Trust in exchange for Equity Securities) are credited to the Capital Account for distribution to Unitholders or to meet redemptions. Except as stated under "Trust Portfolio--General" for failed securities and as provided in this paragraph, the acquisition by the Trust of any securities other than the Equity Securities is prohibited.

As indicated under "Rights of Unitholders--Redemption of Units" above, the Trustee may also sell Equity Securities designated by the Supervisor, or if no such designation has been made, in its own discretion, for the purpose of redeeming Units of the Trust tendered for redemption and the payment of expenses.

The Supervisor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the individual issues of Equity Securities in the Trust. To the extent this is not practicable, the composition and diversity of the Equity Securities in such Trust may be altered. In order to obtain the best price for the Trust, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold.

Amendment or Termination. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided, however, that the Trust Agreement may not be amended to increase the number of Units (except as provided in the Trust Agreement). The Trust Agreement may also be amended in any respect by the Trustee and Sponsor, or any of the provisions thereof may be waived, with the consent of the holders representing 51% of the Units of the Trust then outstanding, provided that no such amendment or waiver will reduce the interest in the Trust of any Unitholder without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.

The Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of the Trust then outstanding or by the Trustee when the value of the Equity Securities owned by the Trust, as shown by any evaluation, is less than that amount set forth under Minimum Termination Value in the " Summary of Essential Financial Information." The Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Managing Underwriter or the Sponsor, so that the net worth of the Trust would be reduced to less than 40% of the value of the Equity Securities at the time they were deposited in the Trust. If the Trust is liquidated because of the redemption of unsold Units by the Sponsor and/or the Managing Underwriter, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Equity Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date stated under "Summary of Essential Financial Information."

Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sales of the Equity Securities. At least 60 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the Trust and will include with such notice a form to enable Unitholders owning 2,500 or more Units to request an In Kind Distribution rather than payment in cash upon the termination of the Trust. To be effective, this request must be returned to the Trustee at least ten business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the next business day thereafter if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of each of the Equity Securities in the Trust to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares of the Equity Securities will be paid in cash. Unitholders with less than 2,500 Units and Unitholders not requesting an In Kind Distribution will receive a cash distribution from the sale of the remaining Equity Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Equity Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of the Trust his pro rata share of the balance of the Income and Capital Accounts.

The Sponsor will attempt to sell Securities as quickly as possible commencing on the Mandatory Termination Date without in the judgment of the Sponsor materially adversely affecting the market price of the Securities. The Sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the Securities being sold. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available on any particular day.

It is expected (but not required) that the Sponsor will generally follow the following guidelines in selling the Securities; for highly liquid Securities, the Securities will generally be sold on the Mandatory Termination Date; for less liquid Securities, on each of the first two days subsequent to the Mandatory Termination Date, the amount of any underlying Securities will generally be sold at a price no less than 1/2 of one point under the closing sale price of those Securities on the preceding day. Thereafter, the Sponsor intends to sell without any price restrictions at least a portion of the remaining underlying Securities, the numerator of which is one and the denominator of which is the total number of days remaining (including that day) in the one month period following the Mandatory Termination Date.

Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.

Limitations on Liabilities. The Sponsor, the Evaluator, the Supervisor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder.

The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Equity Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Equity Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Trustee, Sponsor, Supervisor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor, Supervisor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Managing Underwriter. Founded in 1934, Wheat First Butcher Singer provides full-service brokerage, investment banking and asset-management services. The firm is 100 percent owned by its employees and has over 100 offices with 2,400 associates in 14 states and the District of Columbia. Today, Wheat First has more than $22 billion in client assets--making it one of the leading securities brokerage and investment banking firms in the United States.

Sponsor. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. Van Kampen American Capital Distributors, Inc. is primarily owned by Clayton, Dubilier & Rice, Inc., a New York-based private investment firm. Van Kampen American Capital Distributors, Inc. management owns a significant minority equity position. Effective December 20, 1994, the parent of Van Kampen Merritt Inc. acquired American Capital Management & Research, Inc. As a result, Van Kampen Merritt Inc., has changed its name to Van Kampen American Capital Distributors, Inc. Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (708) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas, 77056, (713) 993-0500. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco, Seattle and Tampa. As of December 31, 1994 the total stockholders' equity of Van Kampen Merritt Inc. was $117,357,000 (audited). (This paragraph relates only to the Sponsor and not to the Trust or to the Managing Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trust as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Equity Securities for the Trust portfolio.

In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trust. Such records shall include the name and address of, and the number of Units of the Trust held by, every Unitholder of the Trust. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation (see "Rights of Unitholders--Reports Provided" ).
The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Equity Securities held in the Trust.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

OTHER MATTERS

Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Tanner Propp & Farber has acted as counsel for the Trustee.

Independent Certified Public Accountants. The statement of condition and the related securities portfolio at the Initial Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Van Kampen American Capital Equity Opportunity Trust, Series 18 (Wheat First Butcher Singer Financial Institutions Trust, Series 1):

We have audited the accompanying statement of condition and the related portfolio of Van Kampen American Capital Equity Opportunity Trust, Series 18 (Wheat First Butcher Singer Financial Institutions Trust, Series 1) as of September 19, 1995. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen American Capital Equity Opportunity Trust, Series 18 (Wheat First Butcher Singer Financial Institutions Trust, Series 1) as of September 19, 1995, in conformity with generally accepted accounting principles.

GRANT THORNTON LLP

Chicago, Illinois
September 19, 1995

Wheat First Butcher Singer Financial Institutions Trust, Series 1
STATEMENT OF CONDITION
As of September 19, 1995

INVESTMENT IN SECURITIES

Contracts to purchase Securities <F1>................. $   14,091,984
Organizational costs <F2>.............................         78,065
Total................................................. $   14,170,049
LIABILITY AND INTEREST OF UNITHOLDERS
Liability-- ..........................................
Accrued organizational costs <F2>..................... $       78,065
Interest of Unitholders-- ............................
Units of fractional undivided interest outstanding:...
Cost to investors <F3>................................ $   14,820,000
Less: Gross underwriting commission <F3>..............        728,016
Net interest to Unitholders <F3>......................     14,091,984
Total................................................. $   14,170,049

<F1>The aggregate value of the Equity Securities listed under "Portfolio"
herein and their cost to the Trust are the same. The value of the Equity Securities is determined by Interactive Data Services, Inc. on the basis set forth under "Public Offering--Offering Price." The contracts to purchase Equity Securities are collateralized by an irrevocable letter of credit of $14,091,984 which has been deposited with the Trustee.

<F2>The Trust will bear all or a portion of its organizational costs, which will be deferred and amortized over the life of the Trust. Organizational costs have been estimated based on a projected trust size of $50,000,000. To the extent the Trust is larger or smaller, the estimate will vary.

<F3>The aggregate public offering price and the aggregate sales charge of 4.9% are computed on the basis set forth under "Public Offering--Offering Price"
 and "Public Offering--Sponsor and Managing Underwriter Compensation" and assume all single transactions involve less than 5,000 Units or $50,000.
For single transactions involving more than the lesser of 5,000 Units or $50,000, the sales charge is reduced (see "Public Offering--General" ) resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

WHEAT FIRST BUTCHER SINGER FINANCIAL INSTITUTIONS TRUST, SERIES 1
PORTFOLIO (VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 18)
As of the Initial Date of Deposit: September 19, 1995

                                                                     Estimated
                                                                     Annual         Cost of
Number                                             Market Value      Dividends per  Securities
of Shares    Name of Issuer <F1>                   per Share <F2>    Share <F2>     to Trust <F2>
  5,225      Advanta Corporation                   $         42.000  $         0.32  $      219,450.00
 26,785      Banc One Corporation                            35.375            1.36         947,519.38
  7,814      Bank South Corporation                          27.625            0.56         215,861.75
  5,040      Barnett Banks, Inc.                             58.000            1.88         292,320.00
  4,252      CCB Financial Corporation                       50.500            1.36         214,726.00
  7,477      Capital One Financial Corporation               27.625            0.32         206,552.13
  7,138      Charter One Financial, Inc.                     30.000            0.76         214,140.00
    462      Citizens Bancorp                                33.250            1.12          15,361.50
 12,834      Comerica Inc.                                   35.625            1.40         457,211.25
 29,817      Commerce Bancorp, Inc.                          25.375            0.65         756,606.38
 29,193      CoreStates Financial Corp                       38.000            1.36       1,109,334.00
 14,015      Crestar Financial Corporation                   56.750            1.80         795,351.25
  4,638      First Bank System, Inc.                         46.250            1.45         214,507.50
  7,923      First Chicago Corporation                       66.625            2.20         527,869.88
  6,579      First Fidelity Bancorporation                   66.500            2.00         437,503.50
    435      First Midwest Bancorp, Inc.                     29.500            0.76          12,832.50
 14,244      First Union Corporation                         50.500            2.08         719,322.00
  4,231      First USA, Inc.                                 50.125            0.24         212,078.88
 13,689      Integra Financial Corporation                   56.750            2.00         776,850.75
 12,522      Mellon Bank Corporation                         45.000            2.00         563,490.00
  8,818      Mercantile Bankshares Corporation               27.500            0.80         242,495.00
 16,952      NBD Bancorp, Inc.                               38.000            1.32         644,176.00
 29,775      National City Corporation                       30.250            1.32         900,693.75
  5,387      NationsBank Corporation                         66.500            2.00         358,235.50
  4,541      Northern Trust Corporation                      47.250            1.04         214,562.25
  6,856      Norwest Corporation                             31.125            0.96         213,393.00
  5,507      Old Kent Financial Corporation                  38.625            1.24         212,707.88
  7,814      Signet Banking Corporation                      27.375            0.68         213,908.25
  5,706      Standard Federal Bancorporation                 38.000            0.72         216,828.00
 21,873      Summit Bancorporation                           28.500            0.84         623,380.50
  3,644      TCF Financial Corporation                       59.375            1.25         216,362.50
 27,782      UJB Financial Corporation                       33.000            1.16         916,806.00
  4,845      Wachovia Corporation                            43.250            1.44         209,546.25
363,813                                                                              $   14,091,983.53

NOTES TO PORTFOLIO

<F1>All of the Equity Securities are represented by "regular way"
contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Initial Date of Deposit, the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Equity Securities. Contracts to acquire the Equity Securities were entered into from September 14, 1995 to September 18, 1995 and are expected to settle from September 19, 1995 to September 21, 1995 (see "The Trust" ).

<F2>The market value of each of the Equity Securities is based on the aggregate underlying value of the Equity Securities acquired (generally determined by the closing sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day prior to the Initial Date of Deposit). The aggregate value of the Trust, based on the aggregate underlying value of the Equity Securities therein on the Initial
Date of Deposit, was $14,091,984. Estimated annual dividends are based on annualizing the most recent quarterly or semi-annual ordinary dividends paid. Other information regarding the Equity Securities in the Trust, as of the Initial Date of Deposit, is as follows:

                 Profit
 Cost To         (Loss)  To
 Managing        Managing      Aggregate  Estimated
 Underwriter     Underwriter   Annual Dividends
 $   14,143,694  $   (51,710)  $            458,251

No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Trust, the Sponsor or the Managing Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state

TABLE OF CONTENTS

Title                                       Page
Summary of Essential Financial                 3
Information
The Trust                                      4
Objective and Securities Selection             4
Trust Portfolio                                5
Risk Factors                                   9
Tax Status                                    11
Trust Operating Expenses                      14
Public Offering                               15
Rights of Unitholders                         17
Trust Administration                          20
Other Matters                                 23
Report of Independent Certified Public        24
Accountants
Statement of Condition                        25
Portfolio                                     26
Notes to Portfolio                            27

This Prospectus contains information concerning the Trust and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Trust has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

PROSPECTUS

September 19, 1995

WHEAT FIRST BUTCHER SINGER FINANCIAL INSTITUTIONS TRUST, SERIES 1

Van Kampen American Capital
Equity Opportunity Trust, Series 18

River Front Plaza
901 East Byrd Street
Richmond, Virginia 23219

Please retain this Prospectus for future reference.

     This Amendment of Registration Statement comprises the following papers and documents:


     The facing sheet
     The Cross-Reference Sheet
     The Prospectus
     The signatures
     The consents of independent public accountants and legal counsel

The following exhibits:

1.1  Copy of Trust Agreement.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.2 Opinion of Counsel as to the Federal Income tax status of securities being registered.

3.3 Opinion and consent of counsel as to New York tax status of securites being registered.

4.1  Consent of Interactive Data Services, Inc.

4.2  Consent of Independent Certified Public Acountants.

4.3  Financial Data Schedule.

                               Signatures

     The Registrant, Van Kampen American Capital Equity Opportunity Trust, Series 18, hereby identifies Van Kampen Merritt Equity Opportunity Trust, Series 4 and Van Kampen American Capital Equity Opportunity Trust, Series 14 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen American Capital Equity Opportunity Trust, Series 18 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 19th day of September, 1995.
                                    Van Kampen American Capital Equity
                                       Opportunity Trust, Series 18

                                    By Van Kampen American Capital
                                       Distributors, Inc.

                                    By Sandra A. Waterworth
                                       Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on September 19, 1995.

  Signature              Title

Don G. Powell       Chairman and Chief Executive  )
                     Officer                      )

William R. Rybak    Senior Vice President and     )
                     Chief Financial Officer      )

Ronald A. Nyberg    Director                      )

William R. Molinari Director                      )

 Sandra A. Waterworth
 (Attorney-in-fact*)

*An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 203 (File No. 33-65744) and with the Registration Statement on Form S-6 of Insured Municipals Income Trust, 170th Insured Multi-Series (File No. 33-55891) and the same are hereby incorporated herein by this reference.